SECURI 09056602 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/28/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement
of
Financial Condition
as of November 28, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "firm") at November 28, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2009

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

As of November 28, 2008
(in thousands)

Assets	
Cash	$ 3,682
Receivables from brokers and dealers	4,833,132
Receivables from customers (includes $385,716, at fair value)	395,198
Financial instruments purchased under agreements to resell, at fair value	708,004
Financial instruments owned, at fair value	2,261,889
Financial instruments owned and pledged as collateral, at fair value	1,351,701
Total financial instruments owned, at fair value	3,613,590
Other assets	4,015
Total assets	$ 9,557,621
Liabilities and Partners' Capital	
Unsecured short-term borrowings	$ 49,788
Payables to brokers and dealers	195,252
Payables to customers	59,044
Securities loaned	1,346,525
Financial instruments sold under agreements to repurchase, at fair value	993,288
Financial instruments sold, but not yet purchased, at fair value	5,931,544
Other liabilities and accrued expenses	129,598
Total liabilities	8,705,039
Contingencies and Guarantees	
Subordinated borrowings	490,000
Partners' Capital	362,582
Total liabilities and partners' capital	$ 9,557,621

The accompanying notes are an integral part of
this statement of financial condition.

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission (SEC) registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation and a bank holding company. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities and financing transactions.

Unless otherwise stated herein, all references to November 2008 refer to the firm's fiscal year ended or the date, as the context requires, November 28, 2008.

Use of Estimates

The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. Substantially all financial instruments owned and financial instruments sold, but not yet purchased are reflected in the statement of financial condition at fair value, pursuant principally to:

- Specialized industry accounting for broker-dealers and investment companies;
- Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities;" or
- SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," (i.e., the fair value option).

Other Financial Assets and Financial Liabilities at Fair Value. In addition to "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm has elected to account for certain of the firm's other financial assets and financial liabilities at fair value under the fair value option.

Such financial assets and financial liabilities accounted for at fair value include:

- Resale and repurchase agreements.

Fair Value Measurement. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the firm owns (long positions) are marked to bid prices, and instruments that the firm

has sold, but not yet purchased (short positions), are marked to offer prices.

The firm adopted SFAS No. 157, "Fair Value Measurements," as of the beginning of 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

During the fourth quarter of 2008, both the Financial Accounting Standards Board (FASB) and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. The firm's fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.

Credit risk is an essential component of fair value. Cash products and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The firm calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the firm's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The firm manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The firm records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the firm's own credit spreads.

In determining fair value, the firm separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The type of instruments valued based on quoted market prices in active markets include active listed equities. Such instruments are generally classified within level 1 of the fair value hierarchy. In accordance with SFAS No. 157, the firm does not adjust the quoted price for such instruments, even in situations where the firm holds a large position and a sale could reasonably impact the quoted price.

  The type of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include less liquid listed equities. Such instruments are generally classified within level 2 of the fair value hierarchy.

  Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency.

  For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter. Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and

losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements. Collateralized financings consist of repurchase agreements and securities loaned.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government obligations, represent short-term collateralized financing transactions with an affiliate. The firm receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the statement of financial condition at fair value under SFAS No. 159. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Securities Loaned.** Securities loaned are generally collateralized by cash or securities and are recorded based on the amount of cash collateral received plus accrued interest. The firm makes delivery of securities loaned, generally to an affiliate, monitors the market value of securities loaned on a daily basis and delivers or obtains additional collateral as appropriate. As these arrangements generally can be terminated on-demand, they exhibit little, if any, sensitivity to changes in interest rates.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes."

The firm adopted the provisions of FASB Interpretation Number (FIN) 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," as of December 1, 2007. A tax position can be recognized only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. FIN 48 also provides guidance on derecognition, classification, interim period accounting and accounting for interest and

penalties. Prior to the adoption of FIN 48, contingent liabilities related to income taxes were recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, had been met. The adoption of FIN 48 had no effect on the firm's financial condition.

On May 28, 1999, the firm elected to be treated as a corporation for tax purposes and, consequently, its earnings are subject to U.S. federal, state and local taxes. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a stand-alone company basis and settles such liability with Group Inc. The firm's tax liabilities are presented as a component of "Other liabilities and accrued expenses" in the statement of financial condition. At November 2008, the firm had a payable of $128.5 million to Group Inc. for its income taxes.

Recent Accounting Developments

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the firm's financial condition.

FASB Staff Position No. FAS 157-3. In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on the firm's financial condition.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's total financial instruments owned, at fair value, including those pledged as collateral and financial instruments sold, but not yet purchased, at fair value. At any point in time, the firm may use cash instruments as well as derivatives to manage a long or short risk position.

	As of November 2008 (in thousands)	
Contract Type	Assets	Liabilities
Equities and convertible debentures	$ 1,454,733	$ 4,278,305
Derivative contracts	2,158,857 [1]	1,653,239
Total	$ 3,613,590	$ 5,931,544

[1] Net of cash received pursuant to credit support agreements of $76.2 million as of November 2008.

Fair Value Hierarchy

The following tables set forth by level within the fair value hierarchy "Financial instruments owned, at fair value," "Financial instruments sold, but not yet purchased, at fair value" and other financial assets and liabilities accounted

for at fair value under SFAS No. 159 as of November 2008. See Note 2 for further information on the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets at Fair Value as of November 2008 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Equities and convertible debentures	$ 1,438,599	16,134	-	-	$ 1,454,733
Cash instruments	1,438,599	16,134	-	-	1,454,733
Derivative contracts	-	2,192,551	42,571	(76,265) [2]	2,158,857
Total financial instruments owned, at fair value	1,438,599	2,208,685	42,571	(76,265)	3,613,590
Receivables from customers, at fair value [1]	-	385,716	-	-	385,716
Financial instruments purchased under agreements to resell, at fair value	-	708,004	-	-	708,004
Total assets at fair value	$ 1,438,599	3,302,405	42,571 [3]	(76,265)	$ 4,707,310

[1] Consists of prepaid variable share forwards.
[2] Represents cash collateral.
[3] Level 3 assets were 0.4% of Total assets and 0.9% of Total financial assets, at fair value.

	Financial Liabilities at Fair Value as of November 2008 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Equities and convertible debentures	$ 4,240,483	37,822	-	-	$ 4,278,305
Cash instruments	4,240,483	37,822	-	-	4,278,305
Derivative contracts	-	1,649,504	3,735	-	1,653,239
Financial instruments sold, but not yet purchased, at fair value	4,240,483	1,687,326	3,735	-	5,931,544
Financial instruments sold under agreements to repurchase, at fair value		993,288			993,288
Total liabilities at fair value	$ 4,240,483	2,680,614	3,735 [1]	-	$ 6,924,832

[1] Level 3 liabilities were 0.05% of Total liabilities at fair value.

Credit Concentrations

Credit concentrations may arise from trading activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities expose it to many different industries and counterparties, the firm routinely executes transactions with counterparties in the financial services industry including brokers and dealers and other institutional clients, resulting in significant credit concentrations with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer.

As of November 2008, $708.0 million (7% of total assets) of the firm's financial instruments purchased under agreements to resell were collateralized by U.S. government obligations. As of November 2008, the firm did not have credit exposure to any other counterparty that exceeded 2% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to

specified rates, securities or indices.

The firm enters into derivative transactions to facilitate client transactions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions.

The fair value of the firm's derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in the firm's statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, presented in accordance with the firm's netting policy, is set forth below:

	As of November 2008 (in thousands)	
Contract Type	Assets	Liabilities
Contracts for difference	$ 61,744	$ 22,180
Swap agreements	342,551	179,886
Options contracts	1,830,827	1,451,173
Cash collateral netting [1]	(76,265)	-
Total	$ 2,158,857	$ 1,653,239

(1) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements and derivative transactions. Such financial instruments may include obligations of the U.S. government and corporations, as well as equities.

In many cases, the firm is permitted to sell or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements, collateralizing derivative transactions or covering short positions.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments pledged to counterparties that have the right to deliver or repledge assets are reported as "Financial instruments owned and pledged as collateral, at fair value" in the statement of financial condition and were $1,351.7 million as of November 2008.

Note 4. Unsecured Short-Term Borrowings

The firm obtains short-term borrowings from Group Inc. As of November 2008, the firm borrowed $49.8 million under this short-term financing, which bears interest at floating rates of interest based on prevailing market rates. The carrying value of the short-term borrowings approximates fair value.

Note 5. Contingencies and Guarantees

Contingencies

On August 3, 1999, the firm entered into an agreement with Goldman, Sachs & Co. (GS&Co.), a U.S. registered broker-dealer and affiliate, and Group Inc., whereby Group Inc. guarantees and meets the firm's margin requirement with GS&Co. as required under Regulation T of the Federal Reserve. As of November 2008, Group Inc. posted approximately $3,801.3 million of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post the required margin, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 6. Transactions with Related Parties

Service Agreement

On April 1, 1999, the firm entered into a service agreement with GS&Co., where GS&Co. provides all sales, marketing, operational and administrative support services required by the firm to conduct its business as an OTC derivative dealer in exchange for a variable monthly fee.

Clearing Arrangements

"Receivables from brokers and dealers" in the statement of financial condition includes balances primarily related to margin for futures contracts posted with GS&Co. and Goldman, Sachs International (GSI), a registered U.K. broker-dealer and affiliate, of $5.5 million and $5.1 million, respectively. Additionally, $4,819.3 million and $3.2 million of receivables from brokers and dealers resulted from clearing arrangements with GS&Co. and GSI, respectively. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co., GSI, or their clearing agents.

Derivative Activities

The firm had the following derivative balances with affiliates:

	As of November 2008 (in thousands)	
Counterparty	Assets	Liabilities
Goldman, Sachs & Co.	$ 474	$ 495,262
Goldman, Sachs International	964,304	24,118
Total	$ 964,778	$ 519,380

Subordinated Borrowings

As of November 2008, the firm borrowed $200.0 million from Group Inc. under two subordinated loan agreements, which mature on June 30, 2010 and May 31, 2011. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2011. As of November 2008, $290.0 million was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus 0.75% per annum. The carrying value of these borrowings approximates fair value.

Securities Loaned, Financial Instruments Purchased Under Agreements to Resell and Financial Instruments Sold Under Agreements to Repurchase

As of November 2008, the firm had $1,346.5 million of securities loaned to GS&Co. The firm also had tri-party resale and repurchase agreements with GS&Co. of $708.0 million and $993.3 million, respectively as of November 2008.

Note 7. Net Capital Requirement

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of November 2008, the firm had regulatory net capital, as defined, of $723.2 million, which exceeded the amount required by $703.2 million.